EXHIBIT 12
MERRILL LYNCH PREFERRED CAPITAL TRUST V
MERRILL LYNCH PREFERRED FUNDING V, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DISTRIBUTIONS (UNAUDITED)
(dollars in thousands)

	FOR THE YEAR ENDED December 31, 2012		FOR THE YEAR ENDED December 31, 2011		FOR THE YEAR ENDED December 31, 2010
	MERRILL LYNCH PREFERRED CAPITAL TRUST V	MERRILL LYNCH PREFERRED FUNDING V, L.P.	MERRILL LYNCH PREFERRED CAPITAL TRUST V	MERRILL LYNCH PREFERRED FUNDING V, L.P.	MERRILL LYNCH PREFERRED CAPITAL TRUST V	MERRILL LYNCH PREFERRED FUNDING V, L.P.
Earnings	$63,795	$74,314	$63,795	$74,324	$63,795	$74,322
Fixed charges	$—	$—	$—	$—	$—	$—
Preferred securities distribution requirements	61,880	63,795	61,880	63,795	61,880	63,795
Total combined fixed charges and preferred securities distribution requirements	$61,880	$63,795	$61,880	$63,795	$61,880	$63,795
Ratio of earnings to combined fixed charges and preferred securities distribution requirements	1.03	1.16	1.03	1.17	1.03	1.17